UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 27, 2019

We hereby inform as a Relevant Information Communication that today we have been notified by the Office No. 170-2019-JUS/SG-UFL30737 through which the Ministry of Justice and Human Rights, within the framework of Law No. 30737; "Law that ensures the immediate payment of civil compensation in favor of the Peruvian State in cases of corruption and related crimes" (the "Law") and its regulations approved by Supreme Decree No. 096-2018-EF (the "Regulations") , confirms the execution of the Guarantee Trust Agreement that contributes to the payment of civil compensation (the "Guarantee Trust Agreement" or "Trust"). In this way, Graña y Montero S.A.A. ("Graña y Montero") and its subsidiary, GyM S.A. ("GyM"), have completed the obligations for the legal entities considered as “Category 2”, according to article 9 and paragraphs a., c. and d. of article 10 of the Law.

The purpose of the Guarantee Trust Agreement is to assure the Peruvian State, acting through the Ministry of Justice and Human Rights, the payment of potential civil damages that a final judgment could determine against former officials of Graña y Montero or former officials of GyM for the cases in investigation, in which are involved as a consequence of the recognition of acts of corruption by Odebrecht Group for projects in Peru.

The Guarantee Trust Agreement had the participation of Corfid Corporacion Fiduciaria S.A. as trustee of the trust assets under the Trust.

The Trust has been constituted, from the date, on assets that satisfy the guarantee amount requested by the Ministry of Justice and Human Rights through the Offices No. 138-2018-JUS/SG-UFL30737 and No. 314- 2018-JUS/SG-UFL30737; equivalent to S/. 79,116,443.66 (Seventy-nine million one hundred sixteen thousand four hundred forty-three with 66/100 Soles).

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: February 27, 2019